As filed with the Securities and Exchange Commission on January 12, 1999
                                                      Registration No. 333-68169
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.   EXACT NAME OF TRUST:

     McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Growth Strategy
     Trust

B.   NAME OF DEPOSITORS:

     McLaughlin, Piven, Vogel Securities, Inc.   Reich & Tang Distributors, Inc.

C.   COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

     McLaughlin, Piven, Vogel Securities, Inc.    Reich & Tang Distributors, Inc.
     30 Wall Street                               600 Fifth Avenue
     New York, New York 10005                     New York, New York 10020

D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                     COPY OF COMMENTS TO:
     ALLAN M. VOGEL               PETER J. DEMARCO                    MICHAEL R. ROSELLA, Esq.
     President                    Reich & Tang Distributors, Inc.     Battle Fowler LLP
     McLaughlin, Piven, Vogel     600 Fifth Avenue                    75 East 55th Street
     Securities, Inc.             New York, New York 10020            New York, New York 10022
     30 Wall Street                                                   (212) 856-6858
     New York, New York 10005

E.   TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

     An indefinite number of Units of McLaughlin, Piven, Vogel Family of Trusts,
     The Pinnacle Growth Strategy Trust is being registered under the Securities
     Act of 1933 pursuant to Section 24(f) of the Investment Company Act of
     1940, as amended, and Rule 24f-2 thereunder.

F.   PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES
     BEING REGISTERED:

     Indefinite.

G.   AMOUNT OF FILING FEE:

     No filing fee required.

H.   APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration
     Statement.

     / / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



================================================================================

783523.2

  MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS, THE PINNACLE GROWTH STRATEGY TRUST

                              CROSS-REFERENCE SHEET

                      Pursuant to Rule 404 of Regulation C
                        Under the Securities Act of 1933

                  (Form N-8B-2 Items Required by Instruction as
                         to the Prospectus in Form S-6)

     Form N-8B-2                                                             Form S-6
     Item Number                                                       Heading in Prospectus
     -----------                                                       ---------------------

                     I. Organization And General Information

 1.  (a)  Name of trust..............................................  Front cover of Prospectus
     (b)  Title of securities issued.................................  Front cover of Prospectus
 2.  Name and address of each depositor..............................  The Sponsors
 3.  Name and address of trustee.....................................  The Trustee
 4.  Name and address of principal underwriters......................  Distribution of Units
 5.  State of organization of trust..................................  Organization
 6.  Execution and termination of trust agreement....................  Trust Agreement, Amendment and Termination
 7.  Changes of name.................................................  None
 8.  Fiscal year.....................................................  Not applicable
 9.  Litigation......................................................  None

        II. General Description of The Trust and Securities of the Trust

10.  (a)  Registered or bearer securities............................  Book-Entry Units
     (b)  Cumulative or distributive securities......................  Interest and Principal Distributions
     (c)  Redemption.................................................  Trustee Redemption
     (d)  Conversion, transfer, etc..................................  Book-Entry Units, Sponsors Repurchase, Trustee
                                                                         Redemption
     (e)  Periodic payment plan......................................  Not Applicable
     (f)  Voting rights..............................................  Trust Agreement, Amendment and Termination
     (g)  Notice to certificateholders...............................  Records, Portfolio, Substitution of Securities, Trust
                                                                         Agreement, Amendment and Termination, The
                                                                         Sponsors, The Trustee
     (h)  Consents required..........................................  Trust Agreement and Amendment, Trust Termination
     (i)  Other provisions...........................................  Tax Status
11.  Type of securities comprising units.............................  Objective, Portfolio, The Securities, Substitution of
                                                                       Securities
12.  Certain information regarding periodic payment certificates.....  Not Applicable


783523.2
                                       -i-

          Form N-8B-2                                                        Form S-6
          Item Number                                                  Heading in Prospectus
          -----------                                                  --------------------

13.  (a)  Load, fees, expenses, etc..................................  Summary of Essential Information, Public Offering
                                                                         Price, Discounts, Sponsors' Profits, Trust
                                                                         Administration, Trust Expenses and Charges,
                                                                         Reinvestment Plan
     (b)  Certain information regarding periodic payment
              certificates...........................................  Not Applicable
     (c)  Certain percentages........................................  Summary of Essential Information, Public Offering
                                                                         Price, Discounts
     (d)  Price differences..........................................  Discounts, Distribution of Units
     (e)  Other loads, fees, expenses................................  None
     (f)  Certain profits receivable by depositors, principal
              underwriters, trustee or affiliated persons............  Trust Termination
     (g)  Ratio of annual charges to income..........................  Not Applicable
14.  Issuance of trust's securities..................................  Organization, Book-Entry Units
15.  Receipt and handling of payments from purchasers................  Public Offering Price
16.  Acquisition and disposition of underlying securities............  Organization, Substitution of Securities, Portfolio,
                                                                         Portfolio Supervision
17.  Withdrawal or redemption........................................  Summary of Essential Information, Market for Units,
                                                                         Sponsors Repurchase, Trustee Redemption
18.  (a)  Receipt, custody and disposition of income.................  Distributions
     (b)  Reinvestment of distributions..............................  Reinvestment Plan
     (c)  Reserves or special funds..................................  Distributions
     (d)  Schedule of distributions..................................  Not Applicable
19.  Records, accounts and reports...................................  Records
20.  Certain miscellaneous provisions of trust agreement
     (a)  Amendment..................................................  Trust Agreement and Amendment, Trust Termination
     (b)  Termination................................................  Trust Agreement and Amendment, Trust Termination
     (c)  and (d) Trustee, removal and successor.....................  The Trustee
     (e)  and (f) Depositor, removal and successor...................  The Sponsors
21.  Loans to security holders.......................................  None
22.  Limitations on liability........................................  The Sponsors, The Trustee Evaluation of the Trust
23.  Bonding arrangements............................................  Part II - Item A
24.  Other material provisions of trust agreement....................  None

        III. Organization, Personnel and Affiliated Persons of Depositor

25.  Organization of depositor.......................................  The Sponsors
26.  Fees received by depositor......................................  Not Applicable
27.  Business of depositor...........................................  The Sponsors


783523.2
                                      -ii-

     Form N-8B-2                                                             Form S-6
     Item Number                                                       Heading in Prospectus
     -----------                                                       ---------------------

28.  Certain information as to officials and affiliated persons of depositor....................................................  Not Applicable
29.  Voting securities of depositor..................................  Not Applicable
30.  Persons controlling depositor...................................  None
31.  Payments by depositor for certain services
              rendered to trust......................................  Not Applicable
32.  Payments by depositor for certain other services
        rendered to trust............................................  Not Applicable
33.  Remuneration of employees of depositor for certain services rendered to trust............................................  Not Applicable
34.  Remuneration of other persons for certain services
        rendered to trust............................................  Not Applicable

                  IV. Distribution and Redemption of Securities

35.  Distribution of trust's securities by states....................  Distribution of Units
36.  Suspension of sales of trust's securities.......................  None
37.  Revocation of authority to distribute...........................  None
38.  (a)  Method of distribution.....................................  Distribution of Units
     (b)  Underwriting agreements....................................  Distribution of Units
     (c)  Selling agreements.........................................  Distribution of Units
39.  (a)  Organization of principal underwriters.....................  The Sponsors
     (b)  NASD membership of principal underwriters..................  The Sponsors
40.  Certain fees received by principal underwriters.................  The Sponsors
41.  (a)  Business of principal underwriters.........................  The Sponsors
     (b)  Branch offices of principal underwriters...................  None
     (c)  Salesmen of principal underwriters.........................  Not Applicable
42.  Ownership of trust's securities by certain persons..............  Not Applicable
43.  Certain brokerage commissions received by
              principal underwriters.................................  Not Applicable
44.  (a)  Method of valuation........................................  Summary of Essential Information, Statement of
                                                                         Financial Condition, Liquidity, Distributions
     (b)  Schedule as to offering price..............................  Summary of Essential Information
     (c)  Variation in offering price to certain persons.............  Distribution of Units, Discounts
45.  Suspension of redemption rights.................................  Not Applicable
46.  (a)  Redemption valuation.......................................  Summary of Essential Information, Market for Units,
                                                                         Termination, Offering Price, Sponsors Repurchase,
                                                                         Trustee Redemption
     (b)  Schedule as to redemption price............................  Summary of Essential Information


783523.2
                                      -iii-

     Form N-8B-2                                                             Form S-6
     Item Number                                                       Heading in Prospectus
     -----------                                                       ---------------------

47.  Maintenance of position in underlying securities................  Market for Units, Offering Price, Sponsors Repurchase,
                                                                         Trustee Redemption

               V. Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee..........................  The Trustee
49.  Fees and expenses of trustee....................................  Trust Expenses and Charges
50.  Trustee's lien..................................................  Trust Expenses and Charges

          VI. Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities......................  Not Applicable

                            VII. Policy of Registrant

52.  (a)  Provisions of trust agreement with respect to selection or elimination of underlying securities...................  Portfolio Supervision, Substitution of Securities, Trust
                                                                         Agreement and Amendment, Trust Termination
     (b)  Transactions involving elimination of underlying
              securities.............................................  Not Applicable
     (c)  Policy regarding substitution or elimination of underlying securities.............................................  Portfolio Supervision, Substitution of Securities, Trust
                                                                         Agreement and Amendment, Trust Termination
     (d)  Fundamental policy not otherwise covered...................  None
53.  Tax status of trust.............................................  Tax Status

                   VIII. Financial and Statistical Information

54.  Trust's securities during last ten years........................  Not Applicable
55.  Hypothetical account for issuers of periodic payment plans......  Not Applicable
56.  Certain information regarding periodic payment certificates.....  Not Applicable
57.  Certain information regarding periodic payment plans............  Not Applicable
58.  Certain other information regarding
              periodic payment plans.................................  Not Applicable
59.  Financial statements (Instruction 1(c) to Form S-6).............  Statement of Financial Condition


783523.2
                                      -iv-

                  SUBJECT TO COMPLETION, DATED JANUARY 12, 1999

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------

                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

--------------------------------------------------------------------------------


                       THE PINNACLE GROWTH STRATEGY TRUST


A unit investment trust whose investment objective is to maximize total return through a combination of capital appreciation and current dividend income by creating a fixed portfolio of the ten stocks which have had the highest number of shares traded on the Nasdaq* during the calendar year ending December 31, 1998. The Trust will terminate in approximately fifteen months. The minimum purchase is 100 Units for individual purchasers and 25 Units for purchases by custodial accounts or Individual Retirement Accounts, self-employed retirement plans (formerly Keogh Plans), pension funds and other tax-deferred retirement plans.

The Sponsors are McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc.

This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A and Part B must be distributed together.

* The National Association of Securities Dealers Automated Quotations System ("Nasdaq") is not affiliated with the Sponsors and has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not reviewed or approved any information included in this Prospectus.

================================================================================




================================================================================

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED
      THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        PROSPECTUS DATED JANUARY 20, 1999

              READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE.


781452.3

                        SUMMARY OF ESSENTIAL INFORMATION
 As of January 19, 1999, the business day prior to the Initial Date of Deposit.


Initial Date of Deposit of                                       Minimum Value of Trust: The Trust may
   Securities in the Trust: . . . . . . . . . . January 20, 1999    be terminated if the value of the Trust is
Aggregate Value of Securities:. . . . . . .  $__                    less than 40% of the aggregate value of
Number of Units: . . . . . . . . . . . . . . .                      the Securities at the completion of the
Fractional Undivided Interest in                                    initial offering period.
   Trust:  . . . . . . . . . . . . . . . . . 1/                  Cusip Numbers:  Cash:__________________
 Public Offering Price per 100 Units:                                            Reinvestment:__________
   Aggregate Value of Securities in Trust . .$                   Trustee: The Chase Manhattan Bank
   Plus Estimated Organization Costs*. . . . $                   Trustee's Fee per 100 Units:  $._______
   Divided By ___ Units (times 100). . . . . $                   Other Fees and Expenses per 100 Units:
   Plus Sales Charge of 4.095% of Public                            $___
      Offering Price . . . . . . . . . . . . $                   Sponsors: McLaughlin, Piven, Vogel
   Public Offering Price + . . . . . . . . . $1,000.00              Securities, Inc. and Reich & Tang
Sponsor's Repurchase Price                                          Distributors, Inc.
   And Redemption Price per                                      Agent for Sponsors:   Reich & Tang
   100 Units++:. . . . . . . . . . . . . . . $                      Distributors, Inc.
Evaluation Time: 4:00 p.m. New York Time.                        Sponsors' Portfolio Supervisory, Book
Minimum Income or Principal                                         keeping and Administrative Fee per
   Distribution per 100 Units:  $1.00                               100 Units: Maximum of $.30 (see "Trust
Liquidation Period:  Beginning 5 days prior to the                  Expenses and Charges" in Part B).
   Mandatory Termination Date.                                   Expected Settlement Date of Securities in
Mandatory Termination Date: The earlier of  April __,               the Trust:  January 25, 1999
   2000 or the disposition of the last Security in the Trust.    Record Dates: June 15 and December 15
Rollover Notification Date**: March __, 2000 or                  Distribution Dates: June 30 and December
   another date as determined by the Sponsors.                      30
                                                                 Reinvestment Sales Charge: 1.00%

---------------------
     * Investors will reimburse the Sponsors for all or a portion of the costs incurred in organizing and offering the Trust. These "organization costs" include costs of preparing the registration statement, the Trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Trust portfolio. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors.

    **     The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the Pinnacle Trusts, if offered (see "Trust Administration--Trust Termination").

     +     On the Initial Date of Deposit, the only cash in the Income or
Principal Accounts will represent the estimated organization costs. Anyone purchasing Units after January 20, 1999 will pay a Public Offering Price which includes a pro rata share of any cash in such Accounts.

    ++     A Unitholder redeeming over 2,500 Units may request redemptions be made in-kind. The Trustee will distribute securities to the Unitholder's McLaughlin, Piven, Vogel broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price for the Trust will be reduced to reflect its estimated organization cost. See "Liquidity--Trustee Redemption" in Part B.



                                       A-2
781452.3

                                   FEE TABLE
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering and Trust Expenses and Charges." Although the Trust has a term of only fifteen months, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and contributions are rolled over each year into a new Series subject only to the Sales Charge and trust expenses.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses
(fees paid directly from your investment)

                                                                           As a % of          Amount
                                                                            Initial            per
                                                                        Offering Price      100 Units
                                                                        --------------      ---------

Maximum Sales Charges Imposed on Purchase............................       4.095%            _____
Maximum Sales Charge Imposed Per Year on Reinvested Dividends........        1.00%            _____

Estimated Annual Fund Operating Expenses
(Expenses that are deducted from Fund assets)
                                                                           As a % of          Amount
                                                                            Initial            per
                                                                          Net Assets        100 Units
                                                                          ----------        ---------
Trustee's Fee........................................................        _____%            _____
Organizational Expenses..............................................        _____%           _____
Other Operating Expenses.............................................        _____%           _____
      Portfolio Supervision, Bookkeeping and Administrative Fees.....        _____%           _____
Total................................................................             %
                                                                      =================== ==============

                                     Example
                                     -------

This Example is intended to help you compare the cost of investing in the Trust with the cost of investing in other unit trusts.

This Example assumes that you invest $10,000 in the Trust for the time periods indicated and then redeem all of your Units at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Trust's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year

$______

You would pay the following expenses if you did not redeem your Units:

1 year

$______

The Example does not reflect sales charges on reinvested dividends. If these sales charges were included, your costs would be higher.

                                       A-3
781452.3

     INVESTMENT OBJECTIVE. The Trust seeks to maximize total return through a combination of capital appreciation and current dividend income. There is no guarantee that the investment objective of the Trust will be achieved.

     STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve its investment objective by investing in a portfolio of the ten stocks which have had the highest number of shares traded on the Nasdaq over the calendar year ending December 31, 1998. This strategy consists of a 2-step selection process:

           Step 1: Select the ten stocks which have traded the highest number of shares over the calendar year ending December 31, 1998.


           Step 2: Of the ten stocks selected for the Trust, weigh the top five stocks with the highest volume of trading three times more than the lower five stocks.

     The volume of shares traded daily does not include shares represented by options trading. The inclusion of shares represented by options may have provided different results and therefor the selection of stocks for inclusion in the portfolio may have differed. Within both the lowest and highest trading volume category described in Step 2, each of the five stocks are purchased in equal dollar value. Because of the weighting of the portfolio, the aggregate value of the highest trading volume stocks is equal to three times the aggregate value of the lowest trading volume category.

     DESCRIPTION OF PORTFOLIO. The Portfolio contains 10 issues of common stock. _____ issues are domestic companies [and the remaining ___ issues are foreign companies]. 100% of the issues are represented by the Sponsors' contracts to purchase. All of the stocks are listed on the Nasdaq. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio: Technology, __%; _________, __%; _________, __%; _________, __%; _________, __%;_________, __%; _________, __%; and _________,
__%. [The Trust is concentrated in the technology industry.] A trust is considered to be "concentrated" in a particular category or industry when the securities in that category or that industry constitute 25% or more of the total assets of the portfolio.

     RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the Units and the Securities in the portfolio can each decline in value. An investment in Units of the Trust should be made with an understanding of the following risks:

      . Since the portfolio of the Trust is fixed and "not managed", the Sponsors can sell Securities only in the following three circumstances: (i) at the Trust's termination, (ii) in order to meet redemptions, or (iii) under extraordinary conditions which may include when an issuer goes into bankruptcy. As a result, the price at which each Security is sold may not be the highest price it attained during the life of the Trust.

      . When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional Units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the Units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust.

      . Securities price fluctuations during the period from the time of deposit to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the income per Unit received by the Trust.

      . An investment in common stocks includes the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units).

                                       A-4
781452.3

      . All of the Securities are currently listed on the Nasdaq stock market. The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such

           Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or that any such market will be or remain liquid. The price at which the Securities may be sold and the value of the Trust will be adversely affected if trading markets for the securities are limited or absent.

      . There is no assurance that any dividends will be declared or paid in the future on the Securities.

      . [Because the Trust held stocks of foreign companies, the Trust may have stocks of foreign issuers. An investor should be aware of the risks involved in an investment in foreign companies. These risks include (i) future foreign political and economic developments and
           (ii) different legal systems and foreign government laws or restrictions. Delete if foreign stocks are not in Portfolio.]

      . [Since the Trust is concentrated in stocks which derive a substantial portion of their income from the technology industry, investors should be familiar with the risks associated with the technology industry which may include greater government regulations and products that may become obsolete. verify]

      . Investors should also consider the greater risk of the Trust's concentration and the effect on their investment versus a more diversified portfolio. Investors should compare returns available in less concentrated portfolios before making an investment decision.

     PUBLIC OFFERING PRICE. On the Initial Date of Deposit, the Public Offering Price per 100 units of the Trust is calculated by:

      . dividing the aggregate value of the underlying securities and cash held in the Trust by the number of units outstanding;

      .    adding a sales charge of 4.095% (4.270% of the net amount invested);
           and

      .    multiplying the result by 100.

Afterwards, during the initial offering period, the Public Offering Price per 100 units will include a pro rata share of cash in an amount sufficient to reimburse the Sponsors for the payment of all or a portion of the estimated organization costs of the Trust. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per Unit may vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and the price to be paid by each investor will be computed as of the date the Units are purchased. During the initial offering period, orders involving at least $100,000 will be entitled to a volume discount from the Public Offering Price.

     ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to Unitholders per 100 Units (based on the most recent quarterly or semi-annual ordinary dividend distributed with respect to the Securities) as of January 14, 1999 was $________. This estimate will vary with (i) changes in the Trust's fees and expenses, (ii) actual dividends received, and (iii) the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.

     DISTRIBUTIONS. Dividend distributions received will be made semi-annually on the Distribution Dates to all Unitholders of record on the Record Date. For the specific dates representing the Distribution Dates and Record Dates, see "Summary of Essential Information" in Part A. The final distribution will be made within a reasonable period of time after the termination of the Trust. (See "Rights of Unitholders--Distributions" in Part B.) Unitholders may elect to automatically reinvest distributions (other than the final distribution in connection with the termination of the Trust), into additional Units of the Trust, which are subject to a reduced sales charge. See "Reinvestment Plan" in Part B.


                                      A-5
781452.3

     MARKET FOR UNITS. Units may be sold at any time to the Sponsors or the Trustee without fee or penalty. The Sponsors intend to repurchase Units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. The Sponsors are not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained, a Unitholder will be able to redeem his Units with the Trustee at the same price. The existence of a liquid trading market for the Securities in the Trust may depend on whether dealers will make a market in the Securities in the Trust. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

     AUTOMATIC REDEMPTION. Any transfer of Units by Unitholders from their McLaughlin Piven Vogel brokerage account will result in the automatic redemption of those Units.

     TERMINATION. The Trust will terminate in approximately fifteen months. At that time, investors may choose one of the following three options:

     . receive their terminating distribution in-kind, if they own at least 2,500 Units;

     . receive cash upon the liquidation of their pro rata share of the Securities; or

     . reinvest in a subsequent series of the Pinnacle Trusts (if one is offered), at a reduced sales charge.

     ROLLOVER OPTION. Unitholders may elect to rollover their terminating distributions into the next available series of Pinnacle Trusts, at a reduced sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. When Unitholders make this election, their Units will be redeemed and the proceeds will be reinvested in units of the next available series of Pinnacle Trusts. An election to rollover terminating distributions will generally be a taxable event. See "Trust Administration-- Trust Termination" in Part B for details to make this election.

     REINVESTMENT PLAN. Unitholders may elect to automatically reinvest any distributions they may receive (except the final distribution made at termination) into additional Units of the Trust at a reduced sales charge of 1.00%. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.

     UNDERWRITING. McLaughlin, Piven, Vogel Securities, Inc., with principal offices at 30 Wall Street, New York, New York 10005, will act as Underwriter for all of the Units of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Growth Strategy Trust. (See "Public Offering--Distribution of Units" in Part B).

                                       A-6
781452.3

                            MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                       THE PINNACLE GROWTH STRATEGY TRUST

            STATEMENT OF FINANCIAL CONDITION, AS OF JANUARY 19, 1999

                                     ASSETS


Investment in Securities--Sponsor's Contracts to Purchase
     Underlying Securities Backed by Letter of Credit (cost $_______) (Note 1)..........       $        ________
Cash.....................................................................................                    ___
                                                                                           ---------------------
Total....................................................................................      $             ___
                                                                                           =====================

                     LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsors for Organization Costs (Note 2)................................      $             ___

Interest of Unitholders - Units of Fractional
      Undivided Interest Outstanding (Pinnacle Trust: ______ Units)......................                   ____
                                                                                           ---------------------
Total....................................................................................      $            ____
                                                                                           =====================
Net Asset Value per Unit.................................................................      $            ____
                                                                                           =====================

_________________________

Notes to Statement of Financial Condition:

     The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results can differ from those estimates.

     (1) A unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, jointly sponsored by McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., the Sponsors, is to maximize total return through a combination of capital appreciation and current dividend income. On January 19, 1999, the Date of Deposit, Portfolio Deposits were received by The Chase Manhattan Bank, the Trust's Trustee, in the form of executed securities transactions, in exchange for units of the Trust. An irrevocable letter of credit issued by BankBoston in an amount of $200,000 has been deposited with the Trustee for the benefit of the Trust to cover the purchases of such Securities as well as any outstanding purchases of previously-sponsored unit investment trusts of the Sponsors. Aggregate cost to the Trust of the Securities listed in the Portfolio is determined by the Trustee on the basis set forth under "Public Offering--Offering Price" as of 4:00 p.m. on January 19, 1999. The Trust will terminate on April __, 2000 or earlier under certain circumstances as further described in the Prospectus.

     (2) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsors for the per Unit portion of all or part of the costs of establishing the Trust. These costs have been estimated at $____ per 100 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsors will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust.


                                       A-7
781452.3

                            MCLAUGHLIN, PIVEN, VOGEL
                                FAMILY OF TRUSTS
                       THE PINNACLE GROWTH STRATEGY TRUST

                                    PORTFOLIO

                             AS OF JANUARY 19, 1999

                                                              Market Value
                                                            of Stocks as a
            Number                                             Percentage      Market       Cost of
Portfolio     of                                  Ticker         of the       Value Per  Securities to
No.         Shares  Name of Issuer (1)            Symbol        Trust (2)      Share     the Trust (3)
---------   ------  ------------------            ------    --------------    ---------  -------------

    1               Dell Computer Corporation     DELL                   %    $          $
    2               Intel Corporation             INTC
    3               Microsoft Corporation         MSFT
    4               Cisco Systems, Inc.           CSCO
    5               MCI Worldcom, Inc.            WCOM
    6               Oracle Corporation            ORCL
    7               Applied Materials, Inc.       AMAT
    8               3Com Corporation              COMS
    9               Ascend Communications, Inc.   ASND
   10               Sun Microsystems, Inc.        SUNW
                                                            -------------               -------------
Total Investment in Securities                                          %               $
                                                            =============               =============


                             FOOTNOTES TO PORTFOLIO

(1)

      Contracts to purchase the Securities were entered into on January 19, 1999. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be January 25, 1999.

(2)   Based on the cost of the Securities to the Trust.

(3) Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on the day prior to the Initial Date of Deposit. The Sponsors' Purchase Price is $_________. The Sponsors' Loss on the Initial Date of Deposit is $___.

The accompanying notes form an integral part of the Financial Statements.

                                       A-8
781452.3

                         REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSORS AND TRUSTEE
MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
THE PINNACLE GROWTH STRATEGY TRUST

     We have audited the accompanying statement of Financial Condition of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Growth Strategy Trust, including the Portfolio, as of January 19, 1999. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Chase Manhattan Bank, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of January 19, 1999. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Growth Strategy Trust, at January 19, 1999, in conformity with generally accepted accounting principles.


                                                               ERNST & YOUNG LLP


New York, New York
January 19, 1999

                                       A-9
781452.3

                         PINNACLE GROWTH STRATEGY TRUST

What's your strategy for earning higher returns?
Introducing a new strategy that may offer you the potential to earn higher returns.

THE PINNACLE GROWTH STRATEGY TRUST

     If you're searching for an investment that captures the energy of some of today's most enterprising companies, The Pinnacle Growth Strategy Trust may be for you.

     The Trust offers you a unique opportunity to maximize total return by investing in ten dynamic growth companies. This opportunity provides the potential for above average total return through a combination of capital appreciation and current dividend income from a portfolio comprised of the ten stocks with the highest volume of shares traded on the NASDAQ Stock Market during the calendar year ending December 31, 1998.*

THE NASDAQ STOCK MARKET

     The NASDAQ is the fastest growing stock market in the United States and the world's first electronic stock market. It uses cutting-edge technology and telecommunications to connect millions of investors around the world to one integrated trading system. The NASDAQ trades more shares per day than any other major market in this country.

     Companies of all types and sizes and in all stages of development can be found trading on the NASDAQ. In addition to large and established companies, more new public companies choose to list on the NASDAQ than on any other U.S. market. Although companies listed on NASDAQ represent a broad spectrum of industries including agriculture, mining, construction, manufacturing, transportation, retail, banking and insurance, just to name a few, the greatest industry concentrations of companies listed on the NASDAQ are in information technology, telecommunications, pharmaceuticals, biotechnology, finance, banking and insurance.

THE PINNACLE GROWTH STRATEGY:

     The Pinnacle Growth Strategy is a simple strategy designed to offer high return potential by investing in a portfolio of the ten stocks that have had the highest number of shares traded on the NASDAQ over the calendar year ending December 31, 1998. The logic is that these companies represent the strongest, most rapidly growing companies trading on the NASDAQ during that period. The Pinnacle Growth Strategy consists of a 2-step selection process, in which our experts:

         1. Select the ten stocks that have traded the highest number of shares over the calendar year ending December 31, 1998.

         2. Of the ten stocks selected for the Trust, weigh the top 5 stocks with the highest volume of trading three times greater than the lower five stocks.

-----------------

* The National Association of Securities Dealers Automated Quotations System (NASDAQ) is not affiliated with the Sponsors and has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not reviewed or approved any information in this brochure.

                                       (i)
781452.3

     The portfolio is held for approximately 15 months, then liquidated. For more information, please see "Three Options at Termination." The Pinnacle Growth Strategy is based on the theory that an investor would roll over the units at termination.

HIGHLIGHTS OF THE PINNACLE GROWTH STRATEGY TRUST

     Disciplined Investing - The buy-and-hold, fixed portfolio eliminates management fees and reduces trading expenses. The savings are passed through to investors. Investors purchasing units will be charged a sales charge.

     Monitored Portfolio - The stocks held in your portfolio are continuously monitored, and under certain, limited, extraordinary circumstances, can be removed from the portfolio.

     Daily Pricing & Liquidity - You have the flexibility to redeem your units at the net asset value any day the NASDAQ stock market is open. Keep in mind that the daily price will fluctuate with the underlying securities, and may be worth more or less than you originally paid. Since all the securities in the Trust are listed on the NASDAQ, the existence of a liquid trading market may depend on whether dealers will make a market in such securities.

     Low Minimum Investment - The Trust is able to offer the Pinnacle Growth Strategy for an initial investment that's as low as $1,000 or $250 for qualified retirement plans or custodial accounts.

     Compounded Returns - You have the option to take advantage of the power of compounding by having distributions, if any, automatically reinvested into additional units of the Trust at a reduced sales charge.

     Three Options at Termination - When the Trust terminates, you have three options, which may be subject to tax liability. You may:

         1.     Receive your distribution in cash,
         2. Reinvest your proceeds into a new trust (if available) at a reduced sales charge, or
         3.     Receive shares of the underlying stocks (minimums apply).

Risk Considerations:

     An investment in Units of the Trust should be made with an understanding of the risks associated with an investment in common stocks, which include the risk that the financial condition of the issuer may become impaired or that the general condition of the stock market may worsen, and the value of the equity securities in the Trust's portfolio (and, therefore, the value of the Units) may decline. Since the Trust may be concentrated in technology stocks, investors should recognize that the risks associated with the technology industry include government regulation and rapidly obsolete products. In addition, the amount realized upon the sale of a security at termination might not be the highest price attained by an individual security during the life of the Trust.



                                      (ii)
781452.3

                      [This page intentionally left blank]

781452.3

--------------------------------------------------------------------------------

                    MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS

--------------------------------------------------------------------------------

                       THE PINNACLE GROWTH STRATEGY TRUST

                                PROSPECTUS PART B

                      PART B OF THIS PROSPECTUS MAY NOT BE
                        DISTRIBUTED UNLESS ACCOMPANIED BY
                                     PART A

                            DESCRIPTION OF THE TRUST

     ORGANIZATION. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement, dated the Initial Date of Deposit, among McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc., as Sponsors, and The Chase Manhattan Bank, as Trustee.

     On the Initial Date of Deposit, (i) the Sponsors deposited with the Trustee common stock, including contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases, and (ii) the Trustee, in exchange for the Securities, registered on the registration books of the Trust the Sponsors' ownership of all Units of the Trust. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Indenture.

     As of the Initial Date of Deposit, a "Unit" represents an undivided interest or pro rata share in the Securities and cash of the Trust in the ratio of one hundred Units for the indicated amount of the aggregate market value of the Securities initially deposited in the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsors, or until the termination of the Trust Agreement.

     DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsors established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsors may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase

                                       B-1
781452.3
requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).

     INVESTMENT OBJECTIVE. The investment objective of the Trust is to maximize total return through a combination of capital appreciation and current dividend income. There is no guarantee that the investment objective of the Trust will be achieved. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit.

     STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve its investment objective by investing in a fixed portfolio of the ten stocks which have had the highest number of shares traded on the Nasdaq during the calendar year ending December 31, 1998. This performance is historical. The stocks are not equally weighted. Instead, the top five stocks with the highest volume of trading are weighted three times more than the lower five stocks.

     THE SECURITIES. Each of the Securities is listed on the Nasdaq. Trading on the Nasdaq Stock Market began in February 1971. Nasdaq stands for the National Association of Securities Dealers Automated Quotations Systems. Nasdaq is an electronic dealer exchange (there is no physical trading floor) on which dealers trade securities by setting a buy and sell price. On Nasdaq, trading is executed through a computer and telecommunications network and trades more shares per day than any other major United States market. On average, in 1997, there were approximately 647 million shares traded each day on Nasdaq. Approximately 5,400 domestic and foreign companies are listed on the Nasdaq. The Nasdaq Stock Market is the United States' second-largest securities market after the New York Stock Exchange. Nasdaq's share volume reached over 163.9 billion shares in 1997 and dollar volume reached 4.4 trillion. In 1997, Nasdaq share volume was greater than that of all other U.S. stock markets. In addition, in 1997 Nasdaq listed 83% of U.S. initial public offerings - that is 5 times more than any other U.S. stock market.

     The Nasdaq stock market is operated by the Nasdaq Stock Market, Inc., an independent subsidiary of the National Association of Securities Dealers, Inc.
(NASD). Companies listed on the Nasdaq are separated into two major classifications, the Nasdaq SmallCap Market, for small to medium-sized companies, and the Nasdaq National Market, for larger companies with higher capitalization. The Nasdaq Stock Market includes companies of every type and every size, in every stage of development. Although companies listed on Nasdaq represent a broad spectrum of industries including agriculture, mining, construction, manufacturing, transportation, retail, banking and insurance, just to name a few, the greatest industry concentrations of companies listed on the Nasdaq are in information technology, telecommunications, pharmaceuticals, biotechnology, finance, banking and insurance.

     The recent acquisition by the NASD of the American Stock Exchange (AMEX), a floor-based trading system, has not altered or affected the Nasdaq system. Each market will continue to function as an independent subsidiary.

     The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

                                       B-2
781452.3

     SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsors are authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

     The Substitute Securities must be purchased within 20 days after delivery of the notice of the failed contract. Where the Sponsors purchase Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered.

     Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

     In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsor will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                               RISK CONSIDERATIONS

     FIXED PORTFOLIO. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. Some of the Securities in the Trust may also be owned by other clients of the Sponsors and their affiliates. However, because these clients may have differing investment objectives, the Sponsors may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

     ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsors may deposit Additional Securities, contracts to purchase Additional Securities or cash with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. Brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period will experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to

                                       B-3
781452.3
evaluate Trust Units at the Evaluation Time. In addition, subsequent deposits to create such additional Units will not be covered by the deposit of a bank letter of credit. In the event that the Sponsors do not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities. The failure of the Sponsors to deliver cash to the Trust, or any delays in the Trust receiving such cash, may have significant adverse consequences for the Trust.

     COMMON STOCK. Since the Trust contains common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the Units). Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which can adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

     TECHNOLOGY INDUSTRY. The Trust may be considered to be concentrated in the common stock of companies engaged in the technology industry. As discussed, the value of the Units of the Trust may be susceptible to various factors affecting this industry. Companies in the rapidly changing field of technology face special risks. For example, their products or services may not prove commercially successful or may become obsolete quickly. As such, the Trust may not be an appropriate investment for individuals who are not long-term investors and whose primary objective is safety of principal or stable income from their investments. The technology and technology-related industries may be subject to greater governmental regulation than many other industries and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these industries. Additionally, companies in these industries may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve.


                                       B-4
781452.3

     The Sponsors believe that the information summarized above for the technology industry describes some of the more significant aspects relating to the risks associated with investing in the Trust which may have a "concentration" in this industry. The sources of such information are obtained from research reports as well as other publicly available documents. While the Sponsors have not independently verfied this information, they have no reason to believe that such information is not correct in all material respects.

     [FOREIGN SECURITIES. Nasdaq includes securities of issuers domiciled outside of the United States. Investing in securities of foreign entities involves certain risks not involved in domestic investments, including, but not limited to:

      . future foreign political and economic developments, and . different legal systems and possible imposition of exchange controls or other foreign government laws or restrictions.

     With respect to certain foreign countries, there is the possibility of expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, economic, political or social instability or diplomatic developments that can affect investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position. Certain foreign investments also may be subject to foreign withholding taxes. These risks often are heightened for investments in smaller, emerging capital markets. Finally, accounting, auditing and financial reporting standards in foreign countries are not necessarily equivalent to U.S. standards and therefore disclosure of certain material information may not be made. delete if foreign securities are not in the portfolio.]

     YEAR 2000 ISSUE. Many existing computer programs use only two digits to identify a year in the date field and were designed and developed without considering the impact of the upcoming change in the century. Therefore, the year "2000" will be incorrectly identified as the year "1900". If not corrected, many computer applications can fail or create erroneous results by or at the Year 2000, requiring substantial resources to remedy. The Sponsors and Trustee believe that the "Year 2000" problem is material to their business and operations and may have a material adverse effect on the Sponsors' and the Trustee's results of operations and, in turn, cash available for distribution by the Trustee. Although the Sponsors and the Trustee are addressing the problem with respect to their business operations, there can be no assurance that the "Year 2000" problem will be properly or timely resolved. The "Year 2000" problem may also adversely affect issuers of the Securities contained in the Trust to varying degrees based upon various factors. The Sponsors are unable to predict what effect, if any, the "Year 2000" problem will have on such issuers.

     LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction which is available to certain corporations. Enactment into law of a proposal to change the rate will adversely affect the after-tax return to investors that can take advantage of the deduction. Investors are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

     LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

                                       B-5
781452.3

                                 PUBLIC OFFERING

     OFFERING PRICE. The calculation of the Public Offering Price of the Trust is based largely on the aggregate value of the Securities. The aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the last sale price on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (i) on the basis of current bid prices for comparable securities,
(ii) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (iii) by any combination of the above, each as of the Evaluation Time.

     VOLUME AND OTHER DISCOUNTS. Units are available at a volume discount from the Public Offering Price during the initial public offering based upon the number of Units purchased. This volume discount will result in a reduction of the sales charge applicable to such purchases. The approximate reduced sales charge on the Public Offering Price applicable to such purchases is as follows:


          NUMBER OF UNITS               APPROXIMATE REDUCED SALES CHARGE
          ---------------               --------------------------------
          25,000 but less than 50,000               3.345%
          50,000 but less than 100,000              3.095%
          100,000 or more                           2.845%

     For transactions of at least 100,000 Units or more, the Sponsors may negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

     These discounts will apply to all purchases of Units by the same purchaser during the initial public offering period. Units purchased by the same purchasers in separate transactions during the initial public offering period will be aggregated for purposes of determining if such purchaser is entitled to a discount. Such purchaser must own at least the required number of Units at the time such determination is made. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed for the purposes hereof to be registered in the name of the purchaser. The discount is also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

     The holders of units of prior series of Pinnacle Trusts (the "Prior Series") may "rollover" into this Trust by exchanging units of the Prior Series for Units of the Trust at their relative net asset values plus the applicable sales charge. Unitholders maintaining an account at McLaughlin, Piven, Vogel Securities, Inc. exercising this option, may purchase such Units subject to a reduced sales charge of 3.095%. An exchange of a Prior Series for Units of the Trust will generally be a taxable event. The rollover option described herein will also be available to investors in the Prior Series who elect to purchase Units of the Trust (see "Trust Termination").

     Unitholders with a brokerage account at McLaughlin, Piven, Vogel Securities, Inc. will receive one commission-free trade to buy equity securities any time following the first settlement date of the Trust (see "Summary of Essential Information" in Part A). Unitholders executing a commission-free trade to buy equity securities will be charged a $14.50 processing fee.

                                       B-6
781452.3

     Investors who purchase Units of the Trust though an IRA, Keogh Plan, pension fund or other qualified retirement plan maintained at McLaughlin, Piven, Vogel Securities, Inc. will be subject to a reduced sales charge of 2.0%.

     Employees (and their immediate families) of McLaughlin, Piven, Vogel Securities, Inc. and Reich & Tang Distributors, Inc. (and their affiliates) and of the special counsel to the Sponsors, may, pursuant to employee benefit arrangements, purchase Units of the Trust without a sales charge at a price equal to the aggregate value of the underlying securities in the Trust, divided by the number of Units outstanding. Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained.

     DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsors and dealers at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsors may extend the initial offering period for successive thirty day periods. The Sponsors intend to qualify the Units for sale in certain states.

     SPONSORS' PROFITS. The Sponsors will receive a combined gross underwriting commission equal to up to 4.095% of the Public Offering Price per 100 Units (equivalent to 4.270% of the net amount invested in the Securities). Additionally, the Sponsors may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsors and the cost of the Securities to the Trust (See "Portfolio"). The Sponsors may realize profits or sustain losses with respect to Securities deposited in the Trust which were acquired from underwriting syndicates of which they were a member. All or a portion of the Securities deposited in the Trust may have been acquired through the Sponsors.

     During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Underwriter may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsors for the Units. Cash, if any, made available to the Sponsors prior to settlement date for the purchase of Units may be used in the Sponsors' business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

     Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsors for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsors may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

     In maintaining a market for the Units (see "Sponsors Repurchase") the Sponsors will realize profits or sustain losses in the amount of any difference between the price at which it buys Units and the price at which it resells such Units.

                              RIGHTS OF UNITHOLDERS

     BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's McLaughlin, Piven, Vogel brokerage account. Units held through DTC will be deposited by the Sponsors with DTC in the McLaughlin, Piven, Vogel DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in

                                       B-7
781452.3
respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from their McLaughlin, Piven, Vogel representative. Transfer, and the requirements therefor, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

     DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

     Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following payment date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date.

     As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units by the Trustee.

     The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

     RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of dividends and interest, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record, a statement showing
(i) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (iii) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per 100 Units based

                                       B-8
781452.3
upon the last computation thereof made during such calendar year; and (v) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

     The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                    LIQUIDITY

     SPONSORS REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsors as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsors do not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsors may discontinue the repurchase of Units if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form, by McLaughlin, Piven, Vogel Securities, Inc., 30 Wall Street, New York, New York 10005 or Reich & Tang Distributors Inc., 600 Fifth Avenue, New York, New York 10020. Redemption requests received after 4 P.M., New York Time, will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

     Units purchased by the Sponsors in the secondary market may be reoffered for sale by the Sponsors at a price based on the aggregate value of the Securities in the Trust plus a 4.095% sales charge (or 4.270% of the net amount invested) plus a pro rata portion of amounts, if any, in the Income Account. Any Units that are purchased by the Sponsors in the secondary market also may be redeemed by the Sponsors if they determine such redemption to be in their best interest.

     The Sponsors may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors that the Sponsors will consider in making a determination will include the number of Units of all Trusts which they have in inventory, their estimate of the stability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsors may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender.

     TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately fifteen months from the Date of Deposit), Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting the Sponsors holding such Units in street name. In certain instances, additional documents may be required, such as trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.

     Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the Nasdaq (4:00 p.m. Eastern Time), the date of tender is the next day

                                       B-9
781452.3
on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     A Unitholder will receive his redemption proceeds in cash and amounts paid on redemption shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, can result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Stock. Provision is made in the Indenture under which the Sponsors may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsors believe that the minimum amounts which will be specified will be approximately 100 shares for readily marketable Securities.

     The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of the business day prior to the evaluation being made. As of the close of the initial public offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the per 100 Unit organization costs to the Sponsors. The Trustee may determine the value of the Securities in the Trust in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (i) on the basis of current bid prices for comparable securities,
(ii) by appraising the value of the Securities on the bid side of the market or
(iii) by any combination of the above.

     Any Unitholder tendering 2,500 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

     The Trustee is irrevocably authorized in its discretion, if the Sponsors do not elect to purchase a Unit tendered for redemption or if the Sponsors tender a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

                                      B-10
781452.3

     The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the Nasdaq is closed, other than customary weekend and holiday closings, or when trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsors are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

     A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

     AUTOMATIC REDEMPTION. In the event a transfer of Units from a Unitholder's McLaughlin, Piven, Vogel brokerage account results in the automatic redemption of those Units, Unitholders will receive an amount equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of transfer. Automatic redemption proceeds will be paid within three business days following the tender of a notification of transfer.

                              TRUST ADMINISTRATION

     PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, because of the formula employed in selecting the Securities, it is unlikely the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsors may direct the disposition of Securities upon the occurrence of certain events including: (i) default in payment of amounts due on any of the Securities; (ii) institution of certain legal proceedings; (iii) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected;
(iv) determination of the Sponsors that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; or (v) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsors, will make the retention of the Security detrimental to the Trust or the Unitholders. Furthermore, the Trust will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the ten highest traded stocks of the Nasdaq, or even its deletion from the Nasdaq.

     In addition, the Trust Agreement provides as follows:

          1. If a default in the payment of amounts due on any Security occurs pursuant to provision (i) above and if the Sponsors fail to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsors, shall sell the Security.

          2. It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, if any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsors direct that it be retained.

          3. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities, which shall be retained,


                                      B-11
781452.3
     shall be promptly sold unless the Sponsors direct that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

          4. The Sponsors are authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsors may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsors may (a) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (b) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

     TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsors without the consent of any of the Unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (iii) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

     The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

     TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate upon the maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsors, terminate the Trust. The Trust may also be terminated at any time with the consent of the investors holding 100% of the Units then outstanding. The Trustee may utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsors from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to Unitholders of at least 2,500 Units prior to the commencement of the Liquidation Period):

          1. A Unitholder who owns at least 2,500 units and whose interest in the Trust will entitle it to receive at least one share of each underlying Security will have its Units redeemed on the business day preceding the commencement of the Liquidation Period. This will be accomplished by distribution of

                                      B-12
781452.3
     the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days next following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

          2. To receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

          3. To invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsors as agents of the Trustee of the underlying Securities during the Liquidation Period, in units of a subsequent series of The Pinnacle Trusts (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by a Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax advisers in this regard.

     Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2).

     The Sponsors have agreed that to the extent they effect the sales of underlying securities for the Trustee in the case of the second and third options during the Liquidation Period such sales will be free of brokerage commissions. The Sponsors, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, by the last business day of the Liquidation Period. The Redemption Price Per 100 Units upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

     Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsors may purchase a large amount of securities for the New Series in a short period of time. The Sponsors' buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsors' purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsors believe that the sale of underlying Securities over the Liquidation Period described above is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large

                                      B-13
781452.3
amounts of Securities. The Securities may be sold in fewer than five days if, in the Sponsor's judgment, such sales are in the best interest of Unitholders. The Sponsors, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

     Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the SEC, each terminating Pinnacle Trust can sell Duplicated Securities directly to a New Series. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

     The Sponsors may for any reason, in their sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsors so decide, the Sponsors will notify the Trustee of that decision, and the Trustee will notify the Unitholders. All Unitholders will then elect either option 1, if eligible, or option 2.

     By electing to "rollover" into the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsors expect, however, that a similar rollover program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders an opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the rollover privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the rollover program will be treated as an indication of interest only. The Sponsors intend to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsors reserve the right to modify, suspend or terminate the rollover privilege at any time.

     THE SPONSORS. McLaughlin, Piven, Vogel Securities, Inc. ("MPV") is a New York corporation engaged in the underwriting and securities brokerage business, and in the investment advisory business. It is a member of the National Association of Securities Dealers, Inc. MPV maintains its principal business offices at 30 Wall Street, New York, New York 10005. The majority shareholder of MPV is James J. McLaughlin. Mr. McLaughlin may be deemed to be a controlling person of MPV.

     Reich & Tang Distributors, Inc., a Delaware corporation, is engaged in the brokerage business and is a member of the National Association of Securities Dealers, Inc. Reich & Tang is also a registered investment advisor. Reich & Tang maintains its principal business offices at 600 Fifth Avenue, New York, New York 10020. The sole shareholder of Reich & Tang, Reich & Tang Asset Management, Inc. ("RTAM Inc.") is wholly owned by NEIC Holdings, Inc. which, effective
December 29, 1997, was wholly owned by NEIC Operating Partnership, L.P. ("NEICOP"). Subsequently, on March 31, 1998, NEICOP changed its name to Nvest Companies, L.P. ("Nvest"). The general partners of Nvest are Nvest Corporation and Nvest L.P. As of March 31, 1998, Metropolitan Life Insurance Company ("MetLife") owned approximately 47% of the partnership interests of Nvest. Nvest, with a principal place of business at 399 Boylston Street, Boston, MA 02116, is a holding company of firms engaged in the securities and investment advisory business. These affiliates in the aggregate are investment advisors or managers to over 80 registered investment companies. Reich & Tang is Sponsor (and Co-Sponsor, as the case may be) for numerous series of unit investment trusts, including New York Municipal Trust, Series 1 (and Subsequent Series), Municipal Securities Trust, Series 1 (and Subsequent Series), 1st Discount Series (and Subsequent Series), Multi-State Series 1 (and Subsequent Series), Mortgage Securities Trust, Series 1 (and Subsequent Series), Insured Municipal Securities Trust, Series 1 (and Subsequent Series), 5th Discount Series (and Subsequent Series), Equity Securities Trust, Series 1, Signature Series, Gabelli Communications Income Trust (and Subsequent Series) and Schwab Trusts.


                                      B-14
781452.3

     MetLife is a mutual life insurance company with assets of $330.6 billion at December 31, 1997. MetLife provides a wide range of insurance and investment products and services to individuals and groups and is the leader among United States life insurance companies in terms of total life insurance in force, which totaled $1.7 trillion on December 31, 1997 for MetLife and its insurance affiliates.

     The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out its contractual obligations. The Sponsors will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     The Sponsors may each resign at any time by delivering to the Trustee an instrument of resignation executed by the Sponsors. If at any time either of the Sponsors shall resign or fail to perform any of their duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or their affairs are taken over by public authorities, then the Trustee may either (i) appoint a successor sponsor; (ii) terminate the Trust Agreement and liquidate the Trust; or (iii) continue to act as Trustee without terminating the Trust Agreement. Any successor sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

     THE TRUSTEE. The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 (800) 428-8890 and its unit investment trust office at Four New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

     For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

     The Trustee may resign by executing an instrument in writing and filing the same with the Sponsors, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsors are obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsors. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.


                                      B-15
781452.3

     Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

     EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering--Offering Price." The Sponsors and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsors or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsors and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                           TRUST EXPENSES AND CHARGES

     Investors will reimburse the Sponsors for all or a portion of the estimated costs incurred in organizing and offering the Trust (collectively, the "organization costs")--including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and state registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsors at no cost to the Trust.

     The Sponsors will receive, for portfolio supervisory services to the Trust, an Annual Fee in the amount set forth under "Summary of Essential Information" in Part A. The Sponsors' fee may exceed the actual cost of providing portfolio supervisory services for the Trust, but at no time will the total amount received for portfolio supervisory services rendered to all series of the Equity Securities Trust in any calendar year exceed the aggregate cost to the Sponsors of supplying such services in such year. (See "Portfolio Supervision.")

     The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

     The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the Sponsors' and the Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

     The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence,

                                      B-16
781452.3
bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsors for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

     Unless the Sponsors otherwise direct, the accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsors. The expenses of the audit shall be an expense of the Trust. So long as the Sponsors maintain a secondary market, the Sponsors will bear any audit expense which exceeds $.50 Cents per 100 Units. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.


                                REINVESTMENT PLAN

     Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's Reinvestment Plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of Additional Securities as described in "The Trust--Organization" in this Part B. Units acquired by reinvestment will be subject to a reduced sales charge of 1.00%. Investors should inform their broker when purchasing their Units if they wish to participate in the Reinvestment Plan. Thereafter, Unitholders should contact their broker if they wish to modify or terminate their election to participate in the Reinvestment Plan. In order to enable a Unitholder to participate in the Reinvestment Plan, with respect to a particular distribution on their Units, such notice must be made at least three business days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsors reserve the right to demand, modify or terminate the Reinvestment Plan at any time without prior notice. The Reinvestment Plan for the Trust may not be available in all states.

                                   TAX STATUS

     This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Unitholders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

     In rendering the opinion set forth below, Battle Fowler LLP has examined the Agreement, the final form of Prospectus dated the date hereof (the "Prospectus") and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the Opinion of Battle Fowler LLP, special counsel for the Sponsors, under existing law:

          1. The Trust will be classified as a grantor trust for Federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to Federal income tax, and will cause the Unitholders of the Trust to be treated for Federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in the manner set forth below.


                                      B-17
781452.3

          2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

          3. During the 90-day period subsequent to the initial issuance date, the Sponsors reserve the right to deposit Additional Securities that are substantially similar to those deposited in initially establishing the Trust. This retained right falls within the guidelines promulgated by the Internal Revenue Service ("IRS") and should not affect the taxable status of the Trust.

     A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trust.

     For Federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current or accumulated "earnings and profits" as defined by Section 316 of the Code. A Unitholder's pro rata portion of dividends paid on such Security that exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security will generally be treated as capital gain.

     A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Unitholder has held its Units for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, although non-corporate taxpayers who realize long- term capital gains with respect to Units held for more than one year may be subject to a reduced tax rate of 20% on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities.

     A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held its Units for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

     Under Section 67 of the Code and the accompanying Regulations, a Unitholder who itemizes its deductions may also deduct its pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

     After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.


                                      B-18
781452.3

     A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trust from a domestic corporation under Section 243 of the Code or from a qualifying foreign corporation under Section 245 of the Code in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes "exclusive-dividend." Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

     As discussed in the section "Termination", each Unitholder may have three options in receiving his termination distributions, namely (i) to receive its pro rata share of the underlying Securities in kind, (ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it will receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered). There are special tax consequences should a Unitholder choose option (i), the exchange of the Unitholder's Units for a pro rata portion of each of the Securities held by the Trust plus cash. Treasury Regulations provide that gain or loss is recognized when there is a conversion of property into property that is materially different in kind or extent. In this instance, the Unitholder may be considered the owner of an undivided interest in all of the Trust's assets. By accepting the proportionate number of Securities of the Trust, in partial exchange for its Units, the Unitholder should be treated as merely exchanging its undivided pro rata ownership of Securities held by the Trust into sole ownership of a proportionate share of Securities. As such, there should be no material difference in the Unitholder's ownership, and therefore the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that will qualify for nonrecognition treatment to the extent the Unitholder is exchanging its undivided interest in all of the Trust's Securities for its proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust.

     Entities that generally qualify for an exemption from Federal income tax, such as many pension trusts, are nevertheless taxed under Section 511 of the Code on "unrelated business taxable income." Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit itself is debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

     Prospective tax-exempt investors are urged to consult their own tax advisers concerning the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the trust.

     RETIREMENT PLANS. This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Five year averaging will not apply to distributions after December 31, 1999. Ten year averaging has been preserved in very limited circumstances. Holders of Units in IRAs, Keogh plans and other tax-


                                      B-19
781452.3
deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by McLauglin, Piven, Vogel Securities, Inc. Fees and charges with respect to such plans may vary.

     Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things whether (i) the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (ii) the investment satisfies the diversification requirement of
Section 404(a)(1)(C) of ERISA; and (iii) the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regarding the definition of "plan assets."


                                  OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022 as counsel for the Sponsor. Carter, Ledyard & Milburn, Two Wall Street, New York, New York 10005 have acted as counsel for the Trustee.

     INDEPENDENT AUDITORS. The Statement of Financial Condition, including the Portfolio, is included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

     PERFORMANCE INFORMATION. Total returns, average annualized returns or cumulative returns for various periods of the strategy, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains, divided by the original public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in the strategy during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for this Trust applying the investment strategies to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Nasdaq or similar index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as The Wall Street Journal, Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

     Pending the approval of the SEC or the National Association of Securities Dealers Regulation, the Sponsors may also include the performance of hypothetical portfolios to which the Sponsors have applied the same investment objectives and selection strategies as described in "The Trust--The Securities" and which the Sponsors intend to apply to the selection of securities for the Trust. This performance information is intended to illustrate the Trust's strategies and should not be interpreted as indicative of the future performance of the Trust.

                                      B-20
781452.3

                      [This page intentionally left blank]


781452.3

     No   person   is   authorized   to  give  any                 MCLAUGHLIN, PIVEN, VOGEL
information  or to make  any  representations  not                    FAMILY OF TRUSTS,
contained in this  Prospectus.  Any information or            THE PINNACLE GROWTH STRATEGY TRUST
representation  not  contained  herein must not be
relied upon as having been authorized.                             (A UNIT INVESTMENT TRUST)

                ------------------                                         PROSPECTUS

     This  Prospectus does not constitute an offer                 DATED: JANUARY 20, 1999
to  sell,  or a  solicitation  of an offer to buy,
securities  in any state to any  person to whom it
is not lawful to make such offer in such state.
                                                                           SPONSORS:
                 Table of Contents
                                                                  McLAUGHLIN, PIVEN, VOGEL
Title                                          Page                   SECURITIES, INC.
-----                                          ----                    30 Wall Street
                                                                 New York, New York 10005
Part A                                                                  212-248-0750
Summary of Essential Information...............A-2
Statement of Financial Condition...............A-7            REICH & TANG DISTRIBUTORS, INC.
Portfolio......................................A-8                   600 Fifth Avenue
Report of Independent Auditors.................A-9               New York, New York 10020
                                                                       212-830-5400
Part B
Description of the Trust.......................B-1
Risk Considerations............................B-3
Public Offering................................B-6
Rights of Unitholders..........................B-8                        TRUSTEE:
Liquidity......................................B-9
Trust Administration...........................B-11              THE CHASE MANHATTAN BANK
Trust Expenses and Charges.....................B-17                  4 New York Plaza
Reinvestment Plan..............................B-18              New York, New York 10004
Tax Status.....................................B-18
Other Matters..................................B-21

     This  Prospectus  does not contain all of the
information   set   forth   in  the   registration
statement  and exhibits  relating  thereto,  filed
with  the  SEC,   Washington,   D.C.,   under  the
Securities Act of 1933, and the Investment Company
Act of 1940,  and to which  reference is made. The
SEC  maintains a website  that  contains  reports,
proxy  and   information   statements   and  other
information regarding the Trust which are filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov.





781452.3

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

     The employees of McLaughlin, Piven, Vogel Securities, Inc. are covered under Broker's Blanket Policy, Standard Form 14, in the amount of $1,000,000.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet.
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.
         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Ernst & Young LLP

     The following exhibits:

        *99.1.1     --   Reference Trust Agreement  including certain amendments
                         to the Trust Indenture and Agreement  referred to under
                         Exhibit 99.1.1.1 below.
         99.1.1.1   --   Form of Trust Indenture and Agreement (filed as Exhibit
                         99.1.1.1 to  Amendment  No. 1 to Form S-6  Registration
                         Statement No.  333-60915 of  McLaughlin,  Piven,  Vogel
                         Family of Trusts,  The Pinnacle  Trust on September 23,
                         1998 and incorporated herein by reference).
         99.1.3.5   --   Certificate   of   Incorporation   of   Reich   &  Tang
                         Distributors,  Inc. (filed as Exhibit  99.1.3.5 to Form
                         S-6  Registration  Statement  No.  333-44301  of Equity
                         Securities Trust,  Series 16, Signature  Series,  Zacks
                         All-Star  Analysts  Trust III on January  15,  1998 and
                         incorporated herein by reference).
         99.1.3.6   --   By-Laws  of Reich & Tang  Distributors,  Inc.(filed  as
                         Exhibit 99.1.3.6 to Form S-6 Registration Statement No.
                         333-44301  of  Equity  Securities  Trust,   Series  16,
                         Signature Series,  Zacks All-Star Analysts Trust III on
                         January 15, 1998 and incorporated herein by reference).
         99.1.3.7   --   Certificate  of  Incorporation  of  McLaughlin,  Piven,
                         Vogel  Securities,  Inc.  dated  March  8,  1977 and as
                         amended on January 16, 1979,  June 8, 1979,  August 27,
                         1979, May 3, 1982,  December 20, 1983 and September 25,
                         1989   (filed   as   Exhibit   99.1.3.7   to  Form  S-6
                         Registration  Statement  No.  333-60915 of  McLaughlin,
                         Piven,  Vogel Family of Trusts,  The Pinnacle  Trust on
                         August 7, 1998 and incorporated herein by reference).
         99.1.3.8   --   By-Laws of McLaughlin,  Piven,  Vogel  Securities  Inc.
                         (filed as  Exhibit  99.1.3.8  to Form S-6  Registration
                         Statement No.  333-60915 of  McLaughlin,  Piven,  Vogel
                         Family of Trusts,  The Pinnacle Trust on August 7, 1998
                         and incorporated herein by reference).
        *99.3.1     --   Opinion of Battle  Fowler LLP as to the legality of the
                         securities being registered, including their consent to
                         the filing  thereof  and to the use of their name under
                         the headings  "Tax Status" and "Legal  Opinions" in the
                         Prospectus,   and  to  the  filing  of  their   opinion
                         regarding tax status of the Trust.
         99.6.0     --   Power of Attorney of Reich & Tang  Distributors,  Inc.,
                         the  Depositor,  by its  officers and a majority of its
                         Directors   (filed  as  Exhibit   99.6.0  to  Form  S-6
                         Registration   Statement   No.   333-44301   of  Equity
                         Securities Trust,  Series 16, Signature  Series,  Zacks
                         All-Star  Analysts  Trust III on January  15,  1998 and
                         incorporated herein by reference).
         99.6.1     --   Power  of  Attorney   of   McLaughlin,   Piven,   Vogel
                         Securities,  Inc.  (filed as Exhibit 99.6.1 to Form S-6
                         Registration  Statement  No.  333-60915 of  McLaughlin,
                         Piven,  Vogel Family of Trusts,  The Pinnacle  Trust on
                         August 7, 1998 and incorporated herein by reference).
        *99.27      --   Financial Data Schedule (for EDGAR filing only).

-------------------------

*     To be filed by amendment.

                                      II-1
783523.2

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Growth Strategy Trust has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 12th day of January, 1999.

                                     MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                                     THE PINNACLE GROWTH STRATEGY TRUST
                                         (Registrant)

                                     McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.
                                         (Depositor)


                                     By    /s/  ALLAN M. VOGEL
                                           ------------------------------------
                                              Allan M. Vogel
                                              (Authorized Signator)


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of McLaughlin, Piven, Vogel Securities, Inc., the Depositor, in the capacities and on the dates indicated.

         Name                              Title                                 Date
         ----                              -----                                 ----

JAMES C. MCLAUGHLIN            Chairman of the Board, Chief
                               Executive Officer and Director

ALLAN M. VOGEL                 President, Secretary, Chief Financial
                               Officer and Director
                                                                           January 12, 1999


                                                                           By   /s/ ALLAN M. VOGEL
                                                                                -----------------------
                                                                                     Allan M. Vogel
                                                                                     Attorney-In-Fact*







-----------------

* An executed copy of a Power of Attorney was filed as Exhibit 99.6.1 to Form S-6 Registration Statement No. 333-60915 on August 7, 1998.

                                      II-2
783523.2

                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Growth Strategy Trust has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 12th day of January, 1999.

                                     MCLAUGHLIN, PIVEN, VOGEL FAMILY OF TRUSTS,
                                     THE PINNACLE GROWTH STRATEGY TRUST
                                         (Registrant)

                                     REICH & TANG DISTRIBUTORS, INC.
                                         (Depositor)


                                     By /s/ PETER J. DEMARCO
                                        ----------------------------------------
                                              Peter J. DeMarco
                                              Executive Vice President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

        Name                           Title                     Date
        ----                           -----                     ----

RICHARD E. SMITH III          President and Director

PETER S. VOSS                 Director

G. NEAL RYLAND                Director

EDWARD N. WADSWORTH           Executive Officer

STEVEN W. DUFF                Director
                                                            January 12, 1999
ROBERT F. HOERLE              Managing Director

PETER J. DEMARCO              Executive Vice President

RICHARD I. WEINER             Vice President                By /s/ PETER J. DeMARCO
                                                               ------------------------
BERNADETTE N. FINN            Vice President                          Peter J. DeMarco
                                                                      as Executive Vice President
LORRAINE C. HYSLER            Secretary                               and Attorney-In-Fact*

RICHARD DE SANCTIS            Treasurer



----------------------

* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998.

                                      II-3
783523.2

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated January 19, 1999, in this Registration Statement (Form S-6 No. 333-68169) of McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Growth Strategy Trust.


                                                               ERNST & YOUNG LLP


New York, New York
January 19, 1999



                                      II-4